				EXHIBIT 12(a)
CLECO CORPORATION COMPUTATION OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)
	For the three months ended		For the six months ended		For the twelve months ended
			June 30, 2003
	(Thousands, except ratios)

Loss from operations	$ (66,401)		$ (48,588)		$ (8,548)
Income taxes	(40,725)		(32,486)		(7,908)

Loss from operations before income taxes	$ (107,126)		$ (81,074)		$ (16,456)

Fixed charges:
Interest, long-term debt	$ 15,140		$ 28,611		$ 55,671
Interest, other (including interest on short-term debt)	2,438		6,071		15,076
Amortization of debt expense, premium, net	895		1,514		2,121
Portion of rentals representative of an interest factor	136		298		593

Total fixed charges	$ 18,609		$ 36,494		$ 73,461

Loss from operations before income taxes	(107,126)		(81,074)		(16,456)
Total fixed charges	18,609		36,494		73,461
Amortization of capitalized interest	182		359		725
Long-term capitalized interest	-		-		(509)

Earnings (loss) from operations before income taxes
and fixed charges	$ (88,335)		$ (44,221)		$ 57,221

Ratio of earnings (loss) to fixed charges	*	x	*	x	0.78	x *

Total fixed charges from above	$ 18,609		$ 36,494		$ 73,461
Preferred stock dividends	513		1,068		2,163

Total fixed charges and preferred stock dividends	$ 19,122		$ 37,562		$ 75,624

Ratio of earnings (loss) to combined fixed charges
and preferred stock dividends	**	x	**	x	0.76	x **

*	For the three months, six months, and twelve months ended June 30, 2003, earnings were insufficient to cover fixed charges by $18.6 million, $36.5 million, and $16.2 million, respectively.

**

For the three months, six months, and twelve months ended June 30, 2003, earnings were insufficient to cover fixed charges and  preferred stock dividends by $19.1 million, $37.6 million, and $18.4 million, respectively.